Solar Thin Films, Inc.
                              25 Highland Boulevard
                            Dix Hills, New York 11746

                                                              February 12, 2007

VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Matt Franker


         Re:      Solar Thin Films, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-136060

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Solar Thin Films, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday February 13, 2007, or as soon thereafter as possible.

         We hereby acknowledge the following:

            o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                   SOLAR THIN FILMS, INC.


                                                  By:    /s/Csaba Toro
                                                         -----------------------
                                                  Name:  Csaba Toro
                                                  Title: Chief Executive Officer